December 28, 2015
Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop 3720
Re:    Cumulus Media Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Form 10-Q for the Fiscal Quarter ended September 30, 2015
File No. 000-24525
Dear Mr. Carlos Pacho:
On behalf of Cumulus Media Inc. (“Cumulus” or the “Company”), set forth below are the Company’s responses to the comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated December 14, 2015 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) and Form 10-Q for the fiscal quarter ended September 30, 2015 (the “September 30, 2015 Form 10-Q”). For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.
Form 10-K for the year ended December 31, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Intangible assets, page 51

1.
For each reporting unit that is at risk of failing step one of the goodwill impairment test, expand your disclosure in your critical accounting policies to provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. In addition to the information provided in the filing, provide the following information:

•	Description of key assumptions used and how the key assumptions were determined

•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

The Company undertakes in future filings beginning with the Form 10-K for fiscal year ending December 31, 2015 (the "2015 Form 10-K”), to further expand its disclosure in the Critical Accounting Policies section of its MD&A, as set forth below. For the convenience of the Staff, expanded disclosure as would be proposed to be included but based upon the facts and circumstances present at December 31, 2014 has been set forth below compared to the disclosure which appeared on pages 51-52 of the Company’s 2014 Form 10-K.  In this regard, please note that the proposed disclosures which have been added in response to the Staff's Comment have been noted in underlined bold italics. Disclosures that have been rearranged in the same section have been underlined and eliminated text has been struck through.
Intangible Assets
We have significant intangible assets recorded in our accounts. These intangible assets are comprised primarily of broadcast licenses and goodwill acquired through the acquisition of radio stations. We are required to review the carrying value of certain intangible assets and our goodwill annually for impairment, and more frequently if circumstances warrant, and record any impairment to results of operations in the periods in which the recorded value of those assets is more than their fair value. As of December 31, 2014, we had $3.1 billion in intangible assets and goodwill, which represented approximately 82.6% of our total assets.
We perform our annual impairment tests for indefinite-lived intangible assets and goodwill during the fourth quarter of each year. The impairment tests require us to make certain assumptions in determining fair value, including assumptions about the cash flow growth rates of our businesses. Additionally, the fair values are significantly impacted by macroeconomic factors outside of our control~~, including market multiples at the time the impairment tests are performed~~. More specifically, the following could adversely impact the current carrying value of our broadcast licenses and goodwill: (a) sustained decline in the price of our common stock, (b) ~~the potential for~~ a decline in our forecasted operating profit margins or expected cash flow growth rates, (c) a decline in our forecasted industry ~~forecast~~ operating profit margins, (d) ~~the potential for~~ a continued decline in advertising market revenues within the markets we operate stations, or (e) the sustained decline in the selling prices of radio stations, which are generally determined in the radio industry as a multiple of EBITDA. The calculation of the fair value of each reporting unit is prepared using an income approach and discounted cash flow methodology.
The assumptions used in estimating the fair values of the reporting units are based on currently available data and management’s best estimates and, accordingly, a change in market conditions or other factors could have a material effect on the estimated values. The use of different estimates could also result in materially different results.
The Company has three reporting units for goodwill impairment purposes which align with Company's operational structure of three distinct verticals used to effectively manage the operations of the business. The Company's top 50 Nielsen Audio rated markets and WestwoodOne comprise one reporting unit, the second reporting unit consists of all of the Company's other radio markets while the third reporting unit, in which there is no goodwill, consists of all non-radio lines of business.
~~We generally conducted our impairment tests as follows:~~
For our annual impairment test, we performed the Step 1 goodwill test (the “Step 1 test”) and compared the fair value of each reporting unit to the carrying value of its net assets as of December 31, 2014 as follows:
Step 1 Goodwill Test
In performing our annual impairment testing of goodwill, the fair value of each reporting unit was calculated using a discounted cash flow analysis, an income approach. The discounted cash flow ~~approach~~ analysis requires the projection of future cash flows and the calculation of these cash flows into their present value equivalent via a discount rate. We used an approximate five-year projection period to derive operating cash flow projections from a market participant view. We made certain assumptions regarding future revenue growth based on industry market data and historical and expected performance, as set out below. We then projected future operating expenses in order to derive operating profits, which we combined with expected working capital additions and capital expenditures to determine operating cash flows. For periods after 2014, we projected annual revenue growth based on standard industry data and historical performance. We derived projected annual expense growth based primarily on the stations’ historical financial performance and expected growth. Our projections were based on then-current market and economic conditions and our historical knowledge of each of the Company's relevant reporting units.
The material assumptions utilized in these analyses for both of the Company's reporting units that have goodwill included overall future market revenue growth rates for the residual year of 1.9%, an estimated EBITDA multiple of approximately 10 times and a weighted average cost of capital of 8.0%. The residual year growth rate is estimated based on a perpetual nominal growth rate, which is based on projected long-range inflation and long-term industry projections obtained from third party sources. The estimated EBITDA multiple is derived from public company peer comparables. The weighted average cost of capital was determined based on (i) the cost of equity, which includes estimates of the risk-free return, stock risk premiums and industry beta; (ii) the cost of debt, which includes estimates for corporate borrowing rates and (iii) estimated average percentages of equity and debt in capital structures.

As a measure of sensitivity, a 1% change in the discount rate would have had no impact on the carrying value of our goodwill as of December 31, 2014.
If actual results or events underlying the material assumptions are less favorable than those projected by us or if a triggering event occurs or circumstances change that would more likely than not reduce the fair value of our goodwill below the amounts reflected in the balance sheet, we may be required to recognize impairment charges in future periods, which could have a material adverse impact on our financial condition and results of operations.
~~The discount rate employed in the fair value calculations of our reporting units was 8.0% for our Step 1 test. We believe this discount rate was appropriate and reasonable for estimating the fair value of the reporting units. As a measure of sensitivity, a 1% change in the discount rate would have had no impact on the carrying value of our goodwill.~~
~~For periods after 2014, we projected annual revenue growth based on industry data and historical performance. We derived projected expense growth based primarily on the stations’ historical financial performance and expected growth. Our projections were based on then-current market and economic conditions and our historical knowledge of the reporting units.~~
To validate our conclusions and determine the reasonableness of our assumptions, we compared ~~conducted an overall check of our fair value calculations by comparing~~ the implied fair value of our reporting units, in the aggregate, to our market capitalization as of December 31, 2014. As compared with the market capitalization ~~value~~ of $3.5 billion as of December 31, 2014, the aggregate fair value of all markets of approximately $3.6 billion was approximately $0.1 billion, or 2.9%, higher than the market capitalization.
Key data points included in the market capitalization calculations were as follows:

•	shares outstanding, including certain warrants, of 236.3 million as of December 31, 2014;

•	closing price of our Class A common stock on December 31, 2014 of $4.23 per share; and

•	total debt of $2.5 billion on December 31, 2014.
Utilizing the above analysis and data points, we concluded the fair values of our reporting units, as calculated, are appropriate and reasonable.
The table below presents the percentages by which the fair value exceeded the carrying value of the Company's reporting units under the Step 1 test as of December 31, 2014.

	Reporting Unit 1	Reporting Unit 2	Reporting Unit 3
Goodwill balance (in thousands)	$885,849	$367,974	N/A **
Carrying value (in thousands)	$1,920,074	$962,499	N/A **
Percentage exceeding carrying value	32.0%	53.4%	N/A **

** Contains no goodwill
~~The Company’s~~ Based on the results of this analysis the Company determined that~~, based on its Step 1 goodwill test,~~ the fair value of its reporting units containing goodwill balances exceeded their carrying value at December 31, 2014. As a result, the Company was not required to perform a Step 2 test.
Form 10-Q for the quarterly period ended September 30, 2015
4. Intangible Assets and Goodwill, page 9

2.
We note that you recognized a significant goodwill impairment charge in the third quarter of 2015. We note on page 52 of your 2014 10-K and on page 10 of the June 30, 2015 10-Q, that the fair value of reporting unit one exceeded its carrying value by 32% and 10%, respectively. We also note your disclosure in your September 30, 2015 10-Q that as a result of a sustained decline in the Company's stock price and operating results you performed an interim goodwill and broadcast licenses impairment assessment as of September 30, 2015. Please tell us in detail the factors that most contributed to the decline in your operating results and in the fair value of reporting unit one. In addition tell us whether these factors impacted reporting unit one only and why. In this regard, we note that reporting unit two has a significant amount of goodwill for which you did not recognize impairment. Also, tell us whether you expect this trend to continue and its expected impact on future operating results and liquidity.

The Company's top 50 Nielsen Audio rated markets including WestwoodOne comprise reporting unit 1. The primary factors that contributed to the decline in our operating results and in the fair value of reporting unit 1 were a decline in revenue, a corresponding decline in our EBITDA and an increase in our weighted average cost of capital discount rate (“WACC”) due to a credit rating deterioration that continued in the third quarter of 2015.
As disclosed in our September 30, 2015 Form 10-Q, a significant portion of the revenue within reporting unit 1 is derived from the sale of national broadcast advertising and network broadcast advertising. Specifically, in the “Results from Operations” section of our September 30, 2015 Form 10-Q, we disclosed nine-month period over period decreases in national broadcast advertising revenue and network broadcast advertising revenue of 8.5% and 13.1%, respectively, due to three distinct factors. First, the national spot marketplace is heavily dependent on ratings growth to drive revenue. And during the nine-months ended September 30, 2015, the Company was not able to deliver sustained ratings growth across its markets, which significantly negatively impacted our national spot sales. Second, the Company experienced poor sales execution in the 2015 period. And third, our largest competitor has taken meaningful share from the remainder of the industry and we were not immune to that competitive impact. All of the foregoing resulted in declines in revenue and a negative impact on EBITDA in the 2015 period, a key assumption in step 1 of our goodwill analysis.
In addition, as described above, the WACC is also a critical assumption employed in the step 1 test. The WACC is determined based on the cost of equity plus the cost of debt, weighted according to an "industry" capital structure comprised of industry peers. At December 31, 2014 and June 30, 2015 the Company utilized an estimated WACC of 8.0% for purposes of its goodwill impairment analysis. In light of the Company's increasing cost of debt used in the WACC computation at August 31, 2015 from what was used at December 31, 2014 and June 30, 2015 the Company determined that it was appropriate to increase its WACC to 8.9% for purposes of its interim goodwill impairment analysis at September 30, 2015.

The Company’s reporting unit 2 consists of other markets that are not a top 50 Nielsen Audio rated market. Predominately all of the revenue attributable to reporting unit 2 is derived from the sale of local broadcast advertising, which has decreased year over year as well, but not to the extent as national and network. As disclosed in the September 30, 2015 Form 10-Q, nine-month period over period, local broadcast advertising revenue decreased only 2.7% as our ratings issues noted above did not impact local advertising revenue to the same extent as they impacted national and network advertising revenue. In addition, a number of the markets included in reporting unit 2 are legacy Cumulus markets, the goodwill balance in which had already been reduced by impairments in previous periods before the Company changed its reporting units after the 2011 acquisition of Citadel Broadcasting. As a result, the deterioration of revenue within local broadcast advertising was offset by the excess of fair value over book value at September 30, 2015, and as such, reporting unit 2 did not fail the step 1 interim goodwill impairment test.

We note that if national and network advertising revenues continue to decline more than local, we can expect that the fair value of reporting unit 1 will continue to decrease at a faster rate than reporting unit 2. Notwithstanding this, however, we continue to believe that cash on hand and cash expected to be generated from operating activities will be sufficient to satisfy our anticipated financing needs for working capital, capital expenditures, interest and debt service payments, and any repurchases of securities and other debt obligations for at least the next twelve months.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing. We also acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (404) 260-6671.
Sincerely,
/s/ J.P. Hannan
J.P. Hannan
Senior Vice President, Treasurer and Chief Financial Officer
cc:         Mary G. Berner, Chief Executive Officer
David M. Tolley, Chairman of the Audit Committee
Richard S. Denning, General Counsel
Tim Whitson, PricewaterhouseCoopers LLP
Terry French, Securities and Exchange Commission
Sharon Virga, Securities and Exchange Commission
Ivette Leon, Securities and Exchange Commission